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                             July 1, 2021

       Tiago Reis Marques
       Chief Executive Officer
       Pasithea Therapeutics Corp.
       1111 Lincoln Road
       Suite 500
       Miami Beach, FL 33139

                                                        Re: Pasithea
Therapeutics Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 22, 2021
                                                            File No. 333-255205

       Dear Dr. Marques:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary
       Services, page 5

   1. We note your response to comment 2 and comment 3. You state on page 6 that you have no immediate plans to
obtain regulatory approvals from the referenced agencies in the UK and on page 7 that the
care quality commission will initially be under Purecare Ltd. Please revise your description
of the Zen Knightsbridge and Holborn and Zen Baker
                                                        collaboration
agreements, the lead in to the graphic on page 7 and the related graphic to make clear the limited
services you currently perform as distinct from the services you have agreed to perform.
Ensure that the graphic does not suggest that you currently
 Tiago Reis Marques
Pasithea Therapeutics Corp.
July 1, 2021
Page 2
      operate any clinics in the UK. Additionally, your revised disclosure indicates that you will receive 30% of the gross revenue which results from the provision of the treatments provided at the Zen Knightsbridge Clinic and the Zen Baker Clinic. However, the terms of each agreement, filed as exhibits to your registration statement, state that you will receive
      30% of the revenues from ketamine infusion treatments and any other treatments agreed by the parties and that you will not be entitled to any revenues for any other treatments.
      Please reconcile your disclosure or advise.
2. We note your revised disclosure indicating that you intend to enter into BSSAs with
      Nadelson Medical PLLC and Nadelson Medical of CA, P.C. We note that Adam Nadelson is one of your stockholders and that he also appears to be the CEO of The IV Doc. Please revise your disclosure to briefly discuss (i) the nature of the relationship between you,
      Adam Nadelson and The IV Doc and (ii) any regulatory risks associated with affiliated entities regarding the corporate practice of medicine or fee-splitting.
       You may contact Franklin Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameTiago Reis Marques
                                                            Division of
Corporation Finance
Comapany NamePasithea Therapeutics Corp.
                                                            Office of Life
Sciences
July 1, 2021 Page 2
cc:       Richard Bass, Esq.
FirstName LastName